

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 2, 2016

Via E-mail
Paul Pittman
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, CO 80237

      Re: Farmland Partners Inc.
              Registration Statement on Form S-4
              Filed October 3, 2016
              File No. 333-213925
              Form 10-K for Fiscal Year Ended December 31, 2015
              Form 10-Q for Fiscal Quarter Ended June 30, 2016
              File No. 001-36405

Dear Mr. Pittman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed October 3, 2016

General

1.   Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2015 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.

Unaudited Comparative Per Share Information, page 26

2.	Please describe to us how you calculated book value per common share as of June 30, 2016.

Opinions of AFCO'S Financial Advisors, page 98

3.	Please revise page 104 to disclose the implied exchange ratio reference range derived from Citi's net asset value analysis.

4.	We note your disclosure on page 106 that Citi may receive an additional fee currently estimated to be up to approximately $1 million in the discretion of AFCO and the AFCO Board. Please revise your disclosure to provide a more detailed explanation of the additional fee, including how the amount of the fee is determined by the AFCO Board, whether payment is contingent on any event, whether there is a cap on the fee, and what services are provided by Citi in exchange for the fee.

5.	We note your disclosure on page 112 that in performing a net asset value analysis, Raymond James observed separate ranges of illustrative estimated implied net asset values for AFCO after taking into account potential costs resulting from (i) a sale of AFCO through a merger transaction and (ii) a sale of AFCO's assets over time. Please revise to break-out the two ranges of illustrative estimated implied net asset values for AFCO observed based on the two different assumptions.

Material U.S. Federal Income Tax Consequences, page 158

6.	Please clarify that you will file the tax opinions relating to REIT status prior to effectiveness, or advise us why you believe you are not required to do so.

Core FFO attributable to the Company and Adjusted FFO Attributable to the Company (AFFO), page 270

7.	We note that core FFO attributable to the company excludes performance fees, acquisition-related expenses, due diligence costs incurred in non-consummated transactions and other expenses labeled "One-time expenses." Please explain, in greater detail, the nature of these excluded expenses and describe the consideration you gave to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

8.	We note that AFFO attributable to the company and NOI includes a $1.3 million adjustment, which relates to cash rents received for the portion of the crop season which commenced in advance of the lease date. Please provide to us additional details regarding this adjustment including the circumstances that lead to these cash rents in advance of the lease date, your expectation of future similar adjustments and the consideration you gave to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Net Asset Value (NAV) per share, page 275

9.   Please tell us the consideration you gave to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 with respect to your presentation of Net Asset Value.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, F-8

10.   Please disclose in the notes your basis for the estimated depreciation expense for each period presented, including the specific asset categories and corresponding useful lives.

Form 10-K for Fiscal Year Ended December 31, 2015

Non-GAAP Financial Measures, page 69

11.   We note that AFFO and Adjusted EBITDA exclude real estate acquisition related audit fees and real estate related acquisition and due diligence costs. Please explain, in greater detail, the nature of these excluded expenses and describe the consideration you gave to Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Also address the similar adjustments reflected in AFFO and Adjusted EBITDA in your Form 10-Q for the quarterly period ended June 30, 2016, particularly the $2.3 million adjustment related to interest and loan fees associated with your Forsythe acquisition.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Note 5 – Real Estate, page 19

12.   We note that your acquisition of Forsythe Farms was recorded as an asset acquisition. We further your disclosure on page 8 that acquisitions of properties with in-place leases are accounted for as a business combination. Please tell us how recording the Forsythe Farms acquisition as an asset acquisition complies with your policy given that the historical financial statements of Forsythe Family Farms, included in the Form 8-K filed on May 18, 2016, reflect rental income.

<u>Non-GAAP Financial Measures, page 49</u>

13.   We note your disclosure in footnote (1) on pages 51 and 53 that you no longer include crop-year adjusted revenue adjustments in your calculation of AFFO and Adjusted EBITDA, respectively, subsequent to March 31, 2016. Please tell us how you concluded that it was appropriate to include this adjustment for periods prior to April 1, 2016 in this Form 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Justin R. Salon
        Morrison & Foerster LLP